					Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Successor				Predecessor
				Period from	Period from
	12 Months			February 6, 2009	January 1, 2009
	Ended	Years Ended		through	through	Years Ended
	September 30,	December 31,		December 31,	February 5,	December 31,
	2012	2011	2010	2009	2009	2008	2007
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$324,245	$157,050	$32,792	$256,056	$21,753	$214,835	$257,258
AFUDC - equity	(30,629)	(32,430)	(12,677)	(4,108)	(69)	(2,627)	(1,351)
AFUDC - debt	(26,418)	(29,949)	(14,157)	(8,864)	(350)	(8,610)	(12,614)
Total	$267,198	$94,671	$5,958	$243,084	$21,334	$203,598	$243,293
Fixed charges:
Interest expense	$385,294	$371,910	$321,167	$265,675	$17,291	$202,582	$217,823
Other interest	30,629	32,430	12,677	4,108	69	2,627	1,351
Portion of rentals representative of the interest factor	10,128	8,767	5,391	9,131	1,081	11,775	9,199
Total	$426,051	$413,107	$339,235	$278,914	$18,441	$216,984	$228,373
Earnings available for combined fixed charges	$693,249	$507,778	$345,193	$521,998	$39,775	$420,582	$471,666

Ratio of Earnings to Fixed Charges	1.63x	1.23x	1.02x	1.87x	2.16x	1.94x	2.07x